UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

This Report on Form 6-K (including Exhibits 99.1 and 99.2) is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333- 208817), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 24, 2021, XTL Biopharmaceuticals Ltd. (the “Company”) issued unaudited interim condensed consolidated financial statements as of June 30, 2021. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review and Prospects as of June 30, 2021

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021

Exhibit Index

Exhibit No.	Description

99.1	Operating and Financial Review and Prospects as of June 30, 2021

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL Biopharmaceuticals Ltd.

Date: August 24, 2021	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

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